UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-13846 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbury Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 3rd Street North
(No. and Street)

| Oakdale | Minnesota | 55128 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Schmidt (602) 262-3301
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| 2901 N. Central Ave Suite 1200 | Phoenix | AZ | 85012 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David Schmidt _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbury Financial, Inc. _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



RICARDO GARCIA
Notary Public - Arizona
Maricopa County
Commission # 586224
My Commission Expires September 10, 2024

_____
Signature

Treasurer and Financial Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODBURY FINANCIAL SERVICES, INC.
(SEC I.D. No. 8-13846)

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES
AS OF DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

# Woodbury Financial Services, Inc.

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
## Statement of Financial Condition
## December 31, 2020

# Woodbury Financial Services, Inc.
**(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)**
## Index
## December 31, 2020

**Deloitte & Touche LLP**
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of Woodbury Financial Services, Inc.:

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Woodbury Financial Services, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2017.

# Woodbury Financial Services, Inc.
### (An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
## Statement of Financial Condition
## December 31, 2020

*(In thousands of dollars, except share amounts)*

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 25,203 |
| Restricted cash | | 100 |
| Receivables from broker-dealers and clearing organizations | | 3,737 |
| Accounts and Notes Receivable | | 24,685 |
| Receivables from registered representatives | | 393 |
| Advisor loans from registered representatives, net of accumulated amortization and allowance for doubtful accounts of $12,702 | | 1,471 |
| Intangible assets, net of accumulated amortization of $7,630 | | 13,823 |
| Deferred tax assets | | 11,064 |
| Other assets | | 2,174 |
| Total assets | | 82,650 |

**Liabilities and Stockholder's Equity**

| | |
|---|---:|
| Commissions payable | 17,306 |
| Compensation payable | 199 |
| Deferred compensation payable | 3,046 |
| Accounts payable and accrued expenses | 2,598 |
| Payables to affiliates | 2,928 |
| Payables to broker-dealers | 145 |
| Income tax payable | 769 |
| Deferred income | 72 |
| Total liabilities | 27,063 |

Commitments and contingencies (Note 9)

**Stockholder's Equity**

| | |
|---|---:|
| Common stock - $1 par value; 50,000 shares authorized; 1,000 shares issued and outstanding | 1 |
| Additional paid-in capital | 87,778 |
| Accumulated deficit | (32,192) |
| Total stockholder's equity | 55,587 |
| Total liabilities and stockholder's equity | $ 82,650 |

# Woodbury Financial Services, Inc.
**(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)**
**Notes to Financial Statement**
**December 31, 2020**

## 1. Organization and Description of the Company

Woodbury Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Advisor Group, Inc. ("Advisor Group"), and an indirect wholly-owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). AGHI is a wholly-owned subsidiary of AG Parent Corp., which is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., ("Ladenburg").

The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company executes its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

## 2. Significant Accounting Policies

*Basis of Presentation*

The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

*Use of Estimates*

US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

*Change in Accounting Policy*

Effective January 1, 2020, Advisor Group changed its method of accounting for sick pay benefits. In prior years, the nonvested accumulating sick pay benefits awarded to employees was accrued in full by Advisor Group and classified as Compensation payable, with related expenses charged to the Company and included in General and administrative expenses. Although Advisor Group met all conditions outlined in the guidance required for accruing a liability for employees' compensation for future absences, an employer is not required to accrue a liability for these benefits, and Advisor Group and the Company elected to modify the accounting policy and no longer accrue a liability. Sick pay benefits will be recorded as incurred by Advisor Group and charged to the Company, and retained earnings was adjusted to apply the new method retrospectively. The impact of the change to the Consolidated Statement of Financial Condition was an increase to the Company's Accumulated deficit of $302,000, a decrease to the Company's payable balance owed to Advisor Group of $407,000, and a decrease to the Company's Deferred tax assets of $105,000.

*Reportable Segment*

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

*Recently Issued Accounting Pronouncements*

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify US GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU if elected is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact

of adoption of this guidance if elected.

*Recently Adopted Accounting Pronouncements*

In June 2016, the FASB issued new guidance on the measurement of credit losses on financial instruments. The new guidance requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Additional disclosures will also be required regarding significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 using a modified retrospective approach, and the cumulative impact of the change was an increase in Accumulated deficit of $286,000, an increase to Receivables from registered representatives of $140,000, and an increase to Advisor loans of $146,000.

In August 2018, the FASB issued amended guidance on disclosure requirements for fair value measurement. The amendment removes or modifies certain required disclosures, and adds additional disclosures intended to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact a company's performance and cash flows. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 and it did not have a material impact on the Company's financial statement.

In January 2017, FASB issued new guidance to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company adopted the provisions of this guidance on January 1, 2020. The elimination of step two will reduce the complexity and cost of the subsequent measurement of goodwill.

*Cash Equivalents*

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

*Restricted Cash*

Restricted cash consists of cash held by unaffiliated clearing broker-dealer firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

*Concentration of Risk*

At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

*Financial Instruments*

The Company's financial instruments as of December 31, 2020 consist of cash and cash equivalents; securities owned; and receivables from and payables to third parties and affiliates. The carrying amounts of cash and receivables from and payables to third parties and affiliates approximate fair value due to their short-term nature.

In accordance with FASB Accounting Standards Codification ("ASC") 820, the Company discloses the fair

value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. As of December 31, 2020, the Company had no financial assets measured at fair value on a recurring basis.

*Advisor Loans*

Advisor loans represents amounts provided to registered representatives primarily as recruiting and other performance measures. Certain amounts provided as loans are forgiven (generally over a period of three to seven years) or repaid either as a percentage of the registered representative's gross production or on a fixed repayment schedule. Amortization expense is recorded on a straight-line basis over the stated life of the loan and is included with Commission expense in the Statement of Income. The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Recoveries, if any, are recognized when received.

Effective October 1, 2017 all new loans to registered representatives are recorded at Advisor Group. As the loans are amortized, amortization expense is charged to the Company by Advisor Group. The loans are funded by Advisor Group, which is also the counterparty on the executed loan agreement. If a registered representative separates from the Company, a repayable loan would be set up at Advisor Group. Bad debt from uncollectible balances or subsequent recoveries will be charged to the Company by Advisor Group.

*Intangible Assets*

The Statement of Financial Condition includes intangible assets from a prior acquisition representing expected economic benefits comprised of a non–compete agreement, a trade name, and acquired advisor relationships. These assets are being amortized over 2 to 16 years, per the economic benefits of each intangible asset. The non-compete agreement and trade names were recognized straight-line and the advisor relationship is recognized in a pattern consistent with the expected revenue to be earned by the Company through its advisor relationships.

On March 2, 2019 the Company and Advisor Group completed an asset purchase with Questar Capital Corporation, a Minnesota corporation, and Questar Assets Management, Inc., a Minnesota corporation (together, "Questar"), and acquired certain customer accounts associated with Questar, including the right to service these accounts serving as a platform for the affiliation of the associated independent registered representatives with the Company. Advisor Group transferred intangible assets to the Company, which include advisor relationships and non-compete agreements, and are deemed to have definite lives and are amortized straight-line over their useful lives of 14 and 2 years, respectively. Advisor Group recorded advisor loans and the related amortization is charged to the Company by Advisor Group.

We test amortizing intangible assets for recoverability whenever events or circumstances indicate that the undiscounted future cash flows do not exceed the carrying amount. We monitor the operating and cash flow results related to our intangible assets to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted, or if the carrying value may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the fair value. No impairment of intangible assets was recognized during the year ended December 31, 2020.

*Income Taxes*

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense in the Statement of Income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's Statements of Income, Financial Condition, or Cash Flows in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of AGHI. In addition, in those states that have a unitary structure, AGHI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AGHI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

*Leases*

The Company and Advisor Group determine if an arrangement is a lease or contains a lease at inception. Advisor Group has operating leases for corporate offices and finance leases for equipment with remaining lease terms of 1 years to 10 years, some of which include options to extend the lease. For leases with renewal options, the lease term is extended to reflect renewal options Advisor Group is reasonably certain to exercise. These leases support the subsidiaries owned by Advisor Group including the Company and the related costs are allocated to the subsidiaries based on each entity's location for corporate offices and equipment.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As Advisor Group's leases do not provide an implicit rate, Advisor Group estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for the net present value of payments is recognized on a straight-line basis over the lease term and are included in General and administrative expense in the Statement of Income.

*Contingent Liabilities*

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of probable loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our independent representatives; previous results in similar cases; available insurance; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

## 3. Accounts and Notes Receivable

Accounts and notes receivable as of December 31, 2020 consist of the following:

*(in thousands of dollars)*

| | | |
|---|---|---:|
| Commission revenue receivable | $ | 17,322 |
| Clearing credit revenue receivable | | 2,190 |
| Sponsor revenue receivable | | 4,839 |
| Other | | 334 |
| Total accounts and notes receivable | $ | 24,685 |

## 4. Advisor Loans

The following table presents our advisor loans as of December 31, 2020:

*(in thousands of dollars)*

| | | |
|---|---|---:|
| Forgivable loans | $ | 13,145 |
| Accumulated amortization | | (11,756) |
| Forgivable loans, net | | 1,389 |

| | |
|---|---:|
| Repayable loans | 1,028 |
| Allowance for doubtful accounts | (946) |
| | |
| Repayable loans, net | $ 82 |

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts for repayable loans:

*(in thousands of dollars)*

| | |
|---|---:|
| Balance as of December 31, 2019 | $ 1,031 |
| Cumulative effect of adoption of amended guidance on the measurement of credit losses (Note 2) | (146) |
| Balances as of January 1, 2020, as restated | $ 885 |
| Recoveries of amounts charged off | (654) |
| Provision for doubtful accounts | 715 |
| Balance as of December 31, 2020 | $ 946 |

For the year ended December 31, 2020, advisor loans of $5,966,000 were recorded by Advisor Group related to registered representatives of the Company.

## 5. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

| *(in thousands of dollars)* | Gross Carrying Amount | Accumulated Amortization | Intangible Assets, Net |
|---|---:|---:|---:|
| Advisor relationships | $ 21,178 | $ (7,379) | $ 13,800 |
| Non-compete agreements | 275 | (252) | 23 |
| Total intangible assets | $ 21,453 | $ (7,631) | $ 13,823 |

As it relates to the Company's prior acquisition, as of December 31, 2020, the non-compete agreements and trade name are fully amortized, and the advisor relationships total $2,260,000, net of accumulated amortization of $5,640,000.

As it relates to the acquisition of Questar, Advisor Group paid $13,627,000 and transferred intangible assets of $13,553,000 to the Company. These intangible assets include advisor relationships and non-compete agreements, totaling $13,278,000 and $275,000 respectively, and as of December 31, 2020 total $11,540,000 and $23,000 respectively, net of accumulated amortization. Advisor Group recorded advisor loans of $74,000.

8

# Woodbury Financial Services, Inc.
**(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)**
## Notes to Financial Statement
## December 31, 2020

### 6. Related Party Transactions

Pursuant to an Expense Sharing Agreement dated January 1, 2017, among Advisor Group and its various affiliates, including the Company, Advisor Group provides administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and other affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. This agreement is reviewed annually by Advisor Group and its affiliates, and the allocation of costs for services were updated effective January 1, 2020. These costs are included in General and administrative expense in the Statement of Income. The terms of the Expense Sharing Agreement may not necessarily be indicative of the terms that would have existed if the Company obtained similar services from other parties. The payment, timing and amount of any dividends are subject to approval by the Board of Directors as well as net capital rules which provide that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

### 7. Income Taxes

The following table presents the components of the net deferred tax assets / (liabilities):

*(In thousands of dollars)*

| | |
|---|---:|
| **Deferred Tax Asset:** | |
| Accrued legal fees | $ 416 |
| Bad debts | 224 |
| Accrued Bonus | 831 |
| Advisor Loans | 17 |
| Intangibles | 10,532 |
| **Total Deferred Tax Asset** | 12,020 |
| | |
| **Deferred Tax Liability:** | |
| State Taxes | (481) |
| Deferred Compensation | (1) |
| Unearned Income | (5) |
| Prepaids | (436) |
| Contract Acquisition Costs | (33) |
| **Total Deferred Tax Liability** | (956) |
| | |
| **Net Deferred Tax Asset/(Liabilities)** | $ 11,064 |

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the Statement of Financial Condition. As of December 31, 2020, the Company had no liability for

uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. The tax years of 2017 to 2020 remain open to examination in the federal jurisdiction. The tax years of 2016 to 2020 remain open to examination in the state jurisdictions.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

## 8. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. As of December 31, 2020, the Company had net capital of approximately $14,011,000 which was approximately $13,761,000 in excess of the amount required.

The Company is exempt from the Computation of a Reserve Requirement under the provision of Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74").

## 9. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

*Litigation and Regulatory Matters*

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. The Company also maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the applicable deductible under insurance coverage will be paid directly by the Company. As of December 31, 2020, the Company accrued approximately $1,861,000 for uninsured and insured legal and regulatory matters. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

*Indemnifications*

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to

some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

*Clearing Broker-Dealers*

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

## 10. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 26, 2021, which is the date the financial statement were available to be issued.